

Mail Stop 3720

November 9, 2016

Laurie Butcher
Senior Vice President of Finance
Alaska Communications Systems Group, Inc.
600 Telephone Ave
Anchorage, AK 99503-6091

> **Re:** **Alaska Communications Systems Group, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Form 8-K filed November 2, 2016**
> **Response dated October 11, 2016**
> **File No. 000-28167**

Dear Ms. Butcher:

We have reviewed your response to our September 27, 2016 comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2016

NON-GAAP FINANCIAL MEASURES, pages 37

1. Please expand the disclosure to state, if true, that Free Cash Flow is a non-GAAP liquidity measure. We note you disclosed on page 38 that Free Cash Flow is used to assess your "ability to generate cash and plan for future operating and capital actions."

2. Please retitle "Free Cash Flow" to "Adjusted Free Cash Flow" on pages 39 and 40.

3.   We note your definition and calculation of Free Cash Flow on pages 38 and 39, respectively. If Free Cash Flow is a non-GAAP liquidity measure, please present the information showing how this measure is calculated after the Free Cash Flow reconciliation on page 40.

Form 8-K filed on November 2, 2016

Exhibit 99.1

4.   We note your response to our comment 2 and Schedule 5 and 6. You disclose in Schedule 4 under "NonGAAP Measures:" that Free Cash Flow is used to access your "ability to generate cash and plan for future operating and capital actions." Please expand this disclosure to state, if true, that Free Cash Flow is a non-GAAP liquidity measure.   In addition, please revise your schedule 5 and 6 to retitle "Free Cash Flow" to "Adjusted Free Cash Flow."

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney Advisor, at (202) 551-7951, Paul Fischer, Attorney Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications